Blue Spa Incorporated

26/F Building A, Times Plaza

20 Zongfu Road

Chengdu 610016, China

VIA EDGAR

June 24, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC

20549-4631

Attention: Jay Ingram

Dear Sirs:

Re:	Blue Spa Incorporated (the “Company”)
Post--effective amendment to Form S-1
Filed: June 3, 2013
File No. 333-169331

Further to your comment letter dated June 17, 2013, I provide the following response to the comment set out in your letter:

1.	I confirm that the Company made no offers or sales using the prospectus at any time, including any period during which the audited financial statements were not current.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

I trust the above to be satisfactory. If you have any questions or require anything further please give me a call.

Sincerely,

Blue Spa Incorporated

Per:	/s/ Law Yua Yua

Law Yua Yua

Director, President (Chief Executive Officer),

Principal Financial Officer, and

Principal Accounting Officer